

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2013

Via E-mail
John B. Cozzolino
Chief Financial Officer
Albany International, Corp.
216 Airport Drive
Rochester, NH 03867

> **Re:** **Albany International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2013**
> **File No. 001-10026**

Dear Mr. Cozzolino:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 2, 2013

Compensation Discussion & Analysis, page 13

1. We note that Mr. Cozzolino's total direct compensation target increased 24.1% between 2011 and 2012, and the amount of such target to be paid as salary increased 17.7% between the same time. Similarly, we note that Mr. Halftermeyer's total direct compensation target increased 10% during this time. Please revise to disclose the reasons for these increases in Mr. Cozzolino's and Mr. Halftermeyer's compensation.

2. You indicate that you use benchmarking data in setting various components of compensation, but it is unclear how you use such benchmarking data. Please advise. Please also identify the benchmark used in setting compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyana Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director